Form Type 1-A-W
File Date: 2020-10-13

SAYA INTERNATIONAL CORPORATION
2790 Daily Drive
Fallbrook, CA 92028
(619) 334-0105

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Withdrawal of Offering Statement on Form 1-A; File No. 024-11321

Ladies and Gentlemen:

Saya International Corporation, a Delaware corporation, (the "Corporation") hereby applies for the Commission's consent to withdraw its offering circular dated September 16, 2020, initially filed with the Securities and Exchange Commission on September 16, 2020. The offering circular was not qualified and none of the securities to which it relates were sold.

The Corporation makes this request due to a change in underlying business conditions that render the offering uneconomical at this time.

If you have any questions in connection with this request, please contact William Wassink at (619) 344-0105 Extension 700.

Saya International Corporation

/s/ William Wassink
_____________________
William Wassink
Chairman of the Board of Directors